UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Late Annual Report Filing

As previously disclosed in Agroz Inc. (the “Company”)’s Notice of Late Filing on Form 12b-25 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2026, the Company could not file its Form 20-F for the fiscal year ending December 31, 2025 (“Form 20-F”) without unreasonable effort or expense and was not then aware of any circumstances that would prevent it from filing its Form 20-F on or prior to the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25 (such fifteenth calendar date, the “Extended Date”).

The Company is filing this Form 6-K to disclose that it does not anticipate being able to file its Form 20-F on the Extended Date due to delays in reviewing and compiling certain financial and other information necessary to finalize the Form 20-F. The Company is currently in the process of finalizing the Form 20-F with the required audited financial information, to file the Form 20-F as soon as possible.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGROZ INC.

Date: May 18, 2026	By:	/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim
Chief Executive Officer

2